Exhibit 21.1
SUBSIDIARIES OF LENDINGTREE, INC.

Name	Jurisdiction of Formation
LendingTree, LLC	DE
Tree.com BU Holding Company, Inc.	DE
DegreeTree, Inc.	DE
Rexford Office Holdings, LLC	DE
Home Loan Center, Inc.	CA
HLC Escrow, Inc.	CA
LT Real Estate, Inc.	DE
LT India Holding Company, LLC	DE
LendingTree Research Services LLP	India
Ovation Credit Services, Inc.	FL
CM LT Holdings, LLC	DE
QuoteWizard.com, LLC	DE
QW Insurance Solutions, LLC	WA
LT Intermediate Company, LLC	DE
LTIM, LLC	DE